Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

January 13, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to inform you that, as a consequence of the passing of Mr. Garda Olaciregui, who previously served as a regular director of Grupo Financiero Galicia S.A. (the “Company”), the Board of Directors of the Company has resolved, as of the date hereof, to appoint Mr. Ricardo M. Gonzalez to replace Mr. Garda Olaciregui as a regular director of the Company. Mr. Gonzalez, who is qualified as an independent director of the Company, will also serve as a part of the Audit Committee of the Company, which such committee shall be presided over by Ms. Claudia Estecho, who is also qualified as an independent director of the Company.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.